Exhibit 99.1

Announcement Thursday, 5 November 2026	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

CAPITAL MARKETS DAY 2026

Woodside today outlined a clear plan to build on its strong foundations by sharpening operational and project execution and maximising value from its global LNG-led portfolio.

Supported by a new capital framework and shareholder distribution policy, the company is targeting portfolio return on average capital employed of 12-15% by the mid-2030s.

At its Capital Markets Day in Sydney, Woodside CEO and Managing Director Liz Westcott said the company is entering its next phase from a position of strength, giving Woodside greater capacity to invest in value-accretive growth opportunities and return capital to shareholders.

“Long-term demand for reliable energy remains compelling. Woodside’s multi-basin LNG position and deepwater oil capability, combined with sharper execution and capital discipline, position us to meet that demand and deliver value for shareholders.

“Woodside has world-class assets, deep operating and project capabilities and enduring customer relationships. We have returned nearly US$13 billion to shareholders since 2022 while building a portfolio positioned to generate strong cash flows into the next decade.

“Scarborough is 99% complete and on track for first LNG cargo this year, Trion is targeted for first oil in 2028 and Louisiana LNG is targeted for first LNG in 2029. Together with our base business, these projects are expected to support sales volume growth of more than 30% to approximately 280 million barrels of oil equivalent in 2032, and generate more than US$40 billion of adjusted operating cash flow from 2027 to 2032.1

“Our priority now is to extract more value from our portfolio. We are targeting US$400 million of annual structural cost reductions from 2028, improving operational efficiency and productivity, and actively managing the portfolio to concentrate capital where it earns the highest returns.

“We announced a new distribution policy of 20 – 40% of adjusted operating cash flows. We will prioritise 20% of adjusted operating cash flow as a base dividend, with up to another 20% available for additional dividends and/or buybacks. We also announced our new capital framework under which growth must compete for capital against these additional distributions.

[1]	In the attached Capital Markets Day 2026 presentation, refer to slides 18, 38, 60 and 61 and the ‘Disclaimer, important notes and assumptions’ for further details on the underlying assumptions.

“We are targeting portfolio return on average capital employed of 12–15% by the mid-2030s. Delivery of our committed projects, the structural cost program, active portfolio management and increased value capture through marketing and trading will support this improvement.2

“We have set a new 2035 net equity Scope 1 and 2 greenhouse gas (GHG) emissions intensity target of 30% below Woodside’s 2025 gross equity Scope 1 and 2 GHG emissions intensity baseline.3 The new target reflects our focus on improving operational efficiency where safe, technically and commercially appropriate.”

Webcast

Woodside’s Capital Markets Day in Sydney will be webcast live on Thursday, 5 November 2026, commencing at 10:00 am AEDT/7:00 am AWST/5:00 pm CST (Wednesday, 4 November). The webcast can be accessed at https://meetings.lumiconnect.com/300-191-159-742.

A copy of Woodside’s Capital Markets Day 2026 presentation slides is attached to this announcement.

Woodside will also host a Capital Markets Day in New York on Thursday, 12 November 2026, commencing at 1:00 pm EST (6:00 pm GMT), providing a further opportunity to engage with US and international investors. The New York webcast can be accessed at https://meetings.lumiconnect.com/300-755-788-108.

Climate Transition Plan

Woodside’s approach to climate is an integral part of its company strategy. Woodside’s Climate Transition Plan (CTP) explains how climate-related risks and opportunities are integrated into strategy, capital allocation, operations, stakeholder engagement and governance.

Progress against the CTP, including relevant metrics, targets, assumptions and performance information, will be included in Woodside’s Annual Report.

A copy of the refreshed CTP published today is available on Woodside’s website.

Woodside will host a question-and-answer session on its CTP on Monday, 23 November 2026. Further details will be provided on Woodside’s website in advance of the session.

INVESTORS	MEDIA
Vanessa Martin	Christine Abbott
M: +61 477 397 961	M: +61 484 112 469
E: investor@woodside.com	E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

[2]	In the attached Capital Markets Day 2026 presentation, refer to slides 8, 33, 60 and 61 and the ‘Disclaimer, important notes and assumptions’ for further details on the underlying assumptions.
[3]

2035 net equity Scope 1 and 2 GHG emissions intensity target is 30% below Woodside’s 2025 gross equity Scope 1 and 2 GHG emissions intensity baseline of 33.3 kg CO₂-e/boe. Net intensity includes the utilisation of carbon credits used to meet regulatory obligations. The target may be reviewed and, where appropriate, adjusted to reflect material changes in regulatory requirements or portfolio.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, outcomes of transactions, statements regarding long-term demand for Woodside’s products and services, development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures and cash flow, the payment of future dividends and the amount thereof, future results of projects, operating activities and new energy products, expectations and plans for new energy products and lower-carbon services and investments in, and development of, new energy products and lower-carbon services, expectations and guidance with respect to production, capital and exploration expenditure and gas hub exposure, trends in commodity prices and currency exchange rates, adoption and implementation of new technologies and expectations regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions reduction and intensity targets and broader sustainability plans. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as “aim”, “anticipate”, “aspire”, “believe”, “enable”, “estimate”, “expect”, “forecast”, “foresee”, “guidance”, “intend”, “likely”, “may”, “objective”, “outlook”, “pathway”, “plan”, “position”, “potential”, “project”, “schedule”, “seek”, “should”, “strategy”, “strive”, “target”, “will” and other similar words or expressions.

Forward-looking statements in this announcement are not guarantees or assurances of future events or performance and are based on Woodside’s current expectations and the judgements, estimates, contingencies and assumptions that underpin them. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned that forward-looking statements are subject to significant uncertainties and may not provide to be correct. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, reflects Woodside’s views held as at the date of this announcement and, except as required by applicable law or regulation, Woodside does not undertake to provide additional information or to update or revise any information, forward-looking statements or the assumptions on which they are based as contained in this announcement, whether as a result of new information, future events, or otherwise.

5 November 2026 Capital Markets Day 2026

Disclaimer, important notes and assumptions Information This presentation has been prepared by Woodside Energy Group Ltd. References to “Woodside”, “the company”, “the Group”, “we”, “us” and “our” may (as the context requires) be references to Woodside Energy Group Ltd and/or its applicable related bodies corporate. References and links to Woodside’s or third-party websites are provided solely to facilitate access to further information, and are not incorporated by reference into this presentation. All information included in this presentation, including any forward-looking statements, reflects Woodside’s views held as at the date of this presentation. Except as required by applicable law, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives (“Beneficiaries”) undertakes or assumes any obligation to provide additional information or to update or revise any information, forward-looking statements or the assumptions on which they are based after that date. This includes updates or revisions to reflect actual results, new information, future events, changes in Woodside’s expectations or otherwise. Past performance (including historical financial and operational information) is not necessarily a reliable indicator of future performance. Forward-looking statements This presentation contains forward-looking statements. These statements may relate to Woodside’s business, goals, targets, aspirations, plans, expectations, market conditions, results of operations and financial condition, including but not limited to, statements regarding the timing, completion and outcomes of transactions, construction costs and capital expenditures, supply and demand for Woodside’s products, development, completion and execution of Woodside’s projects, the expected benefits, cash flows and rates of return or other future results of investments, strategies and transactions, the payment of future dividends and the amount thereof, future results of projects, operating activities and new energy products, expectations and guidance with respect to production, production costs and other costs, capital expenditure, abandonment expenditure, exploration expenditure and gas hub exposure, trends in commodity prices and currency exchange rates, adoption and implementation of new technologies and expectations regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions reduction and intensity targets and broader sustainability plans. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as “aim”, “anticipate”, “aspire”, “believe”, “enable”, “estimate”, “expect”, “forecast”, “foresee”, “guidance”, “intend”, “likely”, “may”, “objective”, “outlook”, “pathway”, “plan”, “position”, “potential”, “project”, “schedule”, “seek”, “should”, “strategy”, “strive”, “target”, “will” and other similar words or expressions. Forward-looking statements in this presentation are not guarantees or assurances of future events or performance, and are based on Woodside’s current expectations and the judgements, estimates, contingencies and assumptions that underpin them. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, contingencies and other factors, that could cause actual results or performance to differ materially, many of which are beyond Woodside’s control. To the maximum extent permitted by law, Woodside, its related bodies corporate, and their respective Beneficiaries do not represent or warrant that any forward-looking statements, or the assumptions on which they are based, will prove to be correct or will eventuate. Important factors that could cause actual results to differ materially from those in the forward-looking statements and the assumptions on which they are based include, but are not limited to, fluctuations in commodity prices, actual demand for Woodside’s products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, pace of technology developments, sustainability and environmental risks, climate related transition and physical risks, safety and personnel risks, changes in accounting standards, economic and financial markets conditions in various countries and regions, the actions of third parties, project delay or advancement, regulatory approvals, political risks and the impact of armed conflict and political instability (such as the ongoing conflicts in Ukraine and in the Middle East) on economic activity and oil and gas supply and demand, cost estimates, legislative, fiscal and regulatory developments, including those related to the imposition of tariffs and other trade restrictions, and the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, the impact of general economic conditions, inflationary conditions, prevailing exchange rates, interest rates and conditions in financial markets and risks associated with acquisitions, mergers, divestitures, and joint ventures, including difficulties integrating or separating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax consequences, and uncertainties and liabilities associated with acquired and divested properties and businesses. A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk factors” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this presentation. If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this presentation. Investors are strongly cautioned that forward-looking statements are subject to significant uncertainties and may not prove to be correct. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. Use of third-party information This presentation may contain industry, market and competitive position data that is based on industry publications and studies conducted by third parties as well as Woodside’s internal estimates and research. While Woodside believes that each of these third-party publications and studies is reliable and has been prepared by a reputable source, and Woodside has considered the relevance and appropriateness of such information, except where otherwise indicated Woodside has not sought to independently verify the industry, market and competitive position data obtained from these third-party sources. To the maximum extent permitted by law, neither Woodside, its related bodies corporate, nor any of their respective Beneficiaries, assume any liability (including liability for equitable, statutory or other damages) in connection with, any responsibility for, or make any representation or warranty (express or implied) as to, the fairness, currency, accuracy, adequacy, reliability or completeness of the information or any opinions expressed in this presentation or the reasonableness of any underlying assumptions. No offer or advice This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person) or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction. This presentation has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside shareholder or any other person. The information contained in this presentation does not constitute, and should not be taken as, financial product or investment advice. Woodside encourages you to seek independent legal, financial, taxation and other professional advice before making any investment decision.

Disclaimer, important notes and assumptions Disclosure of reserve information and cautionary note to US investors Woodside is an Australian company with securities listed on the Australian Securities Exchange and the New York Stock Exchange. Woodside reports its Proved (1P) Reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines. Woodside reports all of its petroleum resource estimates using definitions consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than "reserves" (as that term is defined by the SEC). In this presentation, Woodside may include estimates of quantities of oil and gas using certain terms, such as "proved plus probable (2P) reserves", "best estimate (2C) contingent resources", "reserves and contingent resources’", "proved plus probable", "developed and undeveloped", "probable developed", "probable undeveloped", "contingent resources" or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of not being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. The Reserves Statement presenting Woodside’s proved oil and gas reserves in accordance with the regulations of the SEC is filed with the SEC as part of Woodside’s annual report on Form 20-F. US investors are urged to consider closely the disclosures in Woodside’s most recent Annual Report on Form 20-F filed with the SEC and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings and its other filings with the SEC, which are available from Woodside at https://www.woodside.com. These reports can also be obtained from the SEC at www.sec.gov. Assumptions Unless otherwise indicated, the targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) US$70/bbl Brent long-term oil price, US$10/MMBtu long-term JKM price, US$9/MMBtu long-term TTF price, US$3.50/MMBtu long-term Henry Hub price (2026 real terms) and a long-term inflation rate of 2.0%; (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant project participant approvals, commercial arrangements with third parties and regulatory approvals being obtained in the timeframe contemplated or at all. Woodside expresses no view as to whether project participants will agree with and support Woodside’s current position in relation to these opportunities, or such commercial arrangements and regulatory approvals will be obtained. Additional assumptions relevant to particular targets or other statements in this presentation may be set out in the relevant slides. Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole. Climate strategy and emissions data All greenhouse gas emissions data may be subject to estimates and measurement uncertainty, the extent of which will depend on the nature and availability of the underlying data and the methodologies and assumptions applied. Scope 3 greenhouse gas emissions data may be subject to greater uncertainty due to a higher reliance on estimates, assumptions and third-party data. Methodologies for measuring or quantifying greenhouse gas emissions may evolve over time, and data quality and availability may continue to improve. Woodside “greenhouse gas” or “emissions” information reported are Scope 1 greenhouse gas emissions and /or Scope 2 greenhouse gas emissions, each on a net equity basis, unless otherwise stated. Reported emissions information covers both absolute emissions and emissions intensity metrics. For more information on Woodside’s climate strategy, refer to Woodside’s Climate Transition Plan (CTP) available on the Woodside website at https://www.woodside.com/sustainability/environment/climate. A full glossary of terms used in connection with Woodside’s climate strategy is contained in the CTP. For more information on Woodside’s climate emissions data, refer to Woodside’s 2025 Climate and Sustainability Summary, available on the Woodside website at https://www.woodside.com/sustainability and section 3.6.7 and 3.6.8 of Woodside’s 2025 Annual Report and Woodside's climate data table available on the Woodside website at https://www.woodside.com/sustainability/sustainability-databook/climate-data-table. Non-IFRS Financial Measures Throughout this presentation, a range of financial and non-financial measures are used to assess Woodside’s performance, including a number of financial measures that are not defined in, and have not been prepared in accordance with, International Financial Reporting Standards (IFRS) and are not recognised measures of financial performance or liquidity under IFRS (Non-IFRS Financial Measures). These measures may include EBIT, EBITDA excluding impairment, Gearing, Underlying NPAT, Average realised price, Unit production cost, Net debt, Liquidity, Free cash flow, Capital expenditure, Exploration expenditure, Adjusted operating cash flow, Net operating cash flow, Adjusted free cash flow, Return on Equity, Return on average capital employed, Cash margin, Production cost margin, Other cash cost margin, Net tangible assets and Net tangible assets per ordinary security. These Non-IFRS Financial Measures are defined in the glossary section of this presentation. A quantitative reconciliation of Adjusted operating cash flow to the most directly comparable IFRS measures is provided on slide 61, with additional reconciliations for unchanged measures in the Alternative Performance Measures section of Woodside’s Half-Year Report for the period ended 30 June 2026. Woodside’s management uses these measures to monitor Woodside’s financial performance alongside IFRS measures to improve the comparability of information between reporting periods and business units and Woodside believes that the Non-IFRS Financial Measures it presents provide a useful means through which to examine the underlying performance of its business. Undue reliance should not be placed on the Non-IFRS Financial Measures contained in this presentation and these Non-IFRS Financial Measures should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Non-IFRS Financial Measures are not uniformly defined by all companies, including those in Woodside’s industry. Accordingly, they may not be comparable with similarly titled measures and disclosures by other companies. Other important information All references to dollars, cents or $ in this presentation are to US currency. This presentation does not include any express or implied prices at which Woodside will buy or sell financial products. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Notes to petroleum reserves and resources

1. Unless otherwise stated, all petroleum resource estimates are quoted as at the effective date of 31 December 2025, net Woodside share. For details of Woodside's year end 2025 reserves position, see the Reserves and Resources Statement included in the 2025 Annual Report. US Investors should refer to "Additional information for US investors concerning reserves and resources estimates" above.
2. All numbers are internal estimates produced by Woodside. Estimates of reserves and contingent resources should be regarded only as estimates that may change over time as additional information becomes available.
3. For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO) or platform, while for the onshore gas projects the reference point is defined as the outlet of the downstream (onshore) gas processing facility.
4. 'Reserves' are estimated quantities of petroleum that have been demonstrated to be producible from known accumulations in which the company has a material interest from a given date forward, at commercial rates, under presently anticipated production methods, operating conditions, prices, and costs. Woodside reports reserves inclusive of all fuel consumed in operations. Woodside estimates and reports its proved reserves in accordance with SEC regulations which are also compliant with the 2018 Society of Petroleum Engineers (SPE) Petroleum Resources Management System (PRMS) guidelines. SEC-compliant proved reserves estimates use a more restrictive, rules-based approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average of first of month prices during the 12-month period in the reporting company's fiscal year. Woodside estimates and reports its proved plus probable reserves in accordance with SPE-PRMS guidelines which are not compliant with SEC regulations.
5. Assessment of the economic value in support of an SPE-PRMS (2018) reserves and resources classification, uses Woodside Portfolio Economic Assumptions (Woodside PEAs). The Woodside PEAs are reviewed on an annual basis, or more often if required. The review is based on historical data and forecast estimates for economic variables such as product prices and exchange rates. The Woodside PEAs are approved by the Woodside Board. Specific contractual arrangements for individual projects are also taken into account.
6. Woodside is not aware of any new information or data that materially affects the information included in the Reserves and Resources Update. All the material assumptions and technical parameters underpinning the estimates in the Reserves and Resources Update continue to apply and have not materially changed.
7. Woodside reports its petroleum resource estimates inclusive of all fuel consumed in operations.
8. Woodside uses both deterministic and probabilistic methods for the estimation of reserves and contingent resources at the field and project levels. All proved reserves estimates have been estimated using deterministic methods and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category.
9. 'MMboe' means millions (10^6) of barrels of oil equivalent. Natural gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of NGLs, oil and condensate are converted from MMbbl to MMboe on a 1:1 ratio. All volumes are reported at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).
10. 'Proved reserves' are those quantities of crude oil, condensate, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Proved reserves are estimated and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.
11. 'Undeveloped reserves' are those reserves for which wells and facilities have not been installed or executed but are expected to be recovered through future significant investments.
12. 'Probable reserves' are those reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. Proved plus probable reserves represent the best estimate of recoverable quantities. Where probabilistic methods are used, there is at least a 50% probability that the actual quantities recovered will equal or exceed the sum of estimated proved plus probable reserves. Proved plus probable reserves are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.
13. The estimates of petroleum reserves and contingent resources are based on and fairly represent information and supporting documentation prepared by, or under the supervision of, Mr. Doug Peck, Woodside's Head of Reserves, who is a full-time employee of the company, a member of the Society of Petroleum Engineers, and a member of the Oil and Gas Reserves Committee of the Society of Petroleum Engineers. The reserves and resources estimates included in this announcement are issued with the prior written consent of Mr. Peck. Mr. Peck's qualifications include both a Doctor of Philosophy and a Bachelor of Science degree in Chemical Engineering from the University of Texas (Austin, Texas, USA), and more than 30 years of relevant experience.

4 | CAPITAL MARKETS DAY 2026

Woodside Energy

Agenda

10:00AM	**Welcome**	**VANESSA MARTIN** VP Investor Relations
10:05AM	**Introduction**	
10:10AM	**Strong foundation**	**LIZ WESTCOTT** Chief Executive Officer and Managing Director
10:25AM	**Market fundamentals**	
10:35AM	**Sharpen execution and maximise value**	
10:40AM	**Disciplined capital strategy**	**GRAHAM TIVER** EVP and Chief Financial Officer
10:55AM	**Active portfolio management**	**MARK ABBOTSFORD** EVP and Chief Commercial Officer
11:10AM	**Closing remarks**	**LIZ WESTCOTT**
11:15AM	**Q&A**	**LIZ WESTCOTT** **GRAHAM TIVER** **MARK ABBOTSFORD**



5 | CAPITAL MARKETS DAY 2026

Introduction LIZ WESTCOTT | Chief Executive Officer and Managing Director

CAPITAL MARKETS DAY 2026 What you will hear today 1 Strong foundation Business built to generate strong cash flows for decades and provide compelling opportunity given underlying market fundamentals 2 Sharpen execution Raise the bar on efficiency, execution and capital allocation to capture more value from that opportunity 3 Maximise value Make our assets and capital work harder to deliver strong shareholder returns and value-accretive growth

Disciplined delivery of value through action

From strong foundations to sharper execution and stronger returns

DELIVER	Deliver **Scarborough, Trion and Louisiana LNG**
COST-OUT	**$400m/yr cost reduction target** from 2028[1]
CAPITAL	**Single framework** where every opportunity competes
RETURNS	**Base + discretionary dividend** on adjusted operating cash flow
EMISSIONS	**2035** net equity Scope 1 and 2 GHG **emissions intensity target**[2]
MARKETING	**Leverage global portfolio** to capture value
PORTFOLIO	**Rationalise and rebalance portfolio**



~280 MMboe
Annual sales in 2032[3]
>$40 billion
Adjusted operating cash flow from 2027-2032[3]
12-15 %
ROACE target by mid-2030s[3]

1. Target $400 million structurally lower cost base against 2025 baseline from 2028. Cost base excludes contractor spend on major capital projects.
2. 2035 net equity Scope 1 and 2 GHG emissions intensity target is 30% below Woodside's 2025 gross equity Scope 1 and 2 GHG emissions intensity baseline of 33.3 kg CO_2-e/boe. Net intensity includes the utilisation of carbon credits used to meet regulatory obligations. The target may be reviewed and, where appropriate, adjusted to reflect material changes in regulatory requirements or portfolio.
3. Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions.

8 | CAPITAL MARKETS DAY 2026

Woodside Energy

Strong foundation

Global scale, proven performance

A diverse, LNG-led portfolio, produced at scale

Strong foundation

Australia: large-scale LNG and domestic gas anchored by long-life infrastructure

North America: Gulf of America deepwater oil in high-quality fields

Africa: Sangomar deepwater oil demonstrates new-country and delivery capability

Asia: established long-term customer relationships

~19 Mtpa
Current operated LNG liquefaction capacity[1]

40+ years
Operating experience

~$13 billion
Returned to shareholders since 2022[2]

Our global footprint



Key assets
Corporate office
Marketing office

1. LNG capacity at the Karratha Gas Plant (14.3 Mtpa) and Pluto LNG (4.9 Mtpa).
2. Dividends declared since 2022 to 2026 half-year.

10 | CAPITAL MARKETS DAY 2026

Woodside Energy

Our Australian business

Cash-generative foundation with embedded growth

Base business

- Large-scale, long-life LNG portfolio anchored by **North West Shelf** and **Pluto LNG**
- Established customer relationships in key Asian LNG markets with decades of reliable supply
- Material exposure to Australia's domestic gas markets through **Bass Strait** and **Western Australia** operations
- Existing infrastructure and footprint provide platform for future resource development

Growth projects

- **Scarborough** will add a new source of long-term production and cash flow

Operations footprint



Western Australia
Pluto LNG
North West Shelf
Scarborough
Liquids
East Coast Australia
Bass Strait

Key stats

2,188.1 MMboe
Proved plus probable (2P) reserves, net Woodside share[1]

$5.6 billion
Full-Year 2025 EBITDA[2]

Sales 2025 to 2032[3]



131
MMboe
~118
MMboe
LNG
Pipeline gas
Liquids
2025
2032

1. Includes 235.4 MMboe of fuel. Includes Wheatstone, which Woodside will no longer have an interest in from completion of the asset swap transaction with Chevron targeted in Q4 2026.
2. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.
3. Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions.

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Woodside Energy

Our International business

Diversified production with a step-change in growth ahead

Base business

- High-quality US oil portfolio anchored by **Shenzi**, **Atlantis**, **Mad Dog**
- Delivery of **Sangomar in 2024** demonstrates project delivery credentials
- Existing assets provide **brownfield opportunities** for incremental growth

Growth projects

- **Trion** adds long-life oil production, targeting first oil in 2028
- **Louisiana LNG** creates a material new LNG platform, targeting first LNG in 2029

Operations footprint



US
Shenzi
Atlantis
Mad Dog
Louisiana LNG
Beaumont New Ammonia
Mexico
Trion
Senegal
Sangomar

Key stats

811.4 MMboe

Proved plus probable (2P) reserves, net Woodside share[1]

$3.4 billion

Full-Year 2025 EBITDA[2]

Sales 2025 to 2032[3]



~155
MMboe
66
MMboe
LNG
Pipeline gas
Liquids
2025
2032

1. Includes 32.6 MMboe of fuel.
2. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.
3. Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions. Excludes production from Beaumont New Ammonia in 2032.

12 | CAPITAL MARKETS DAY 2026

Woodside Energy

Our competitive advantages

A business built to leverage Woodside's distinct strengths

1	**World-class assets** Low-cost assets deliver strength and resilience	**$30**/bbl	2027-2028 average breakeven[1]
2	**Operational excellence** Track record of safe, reliable execution	**98** %	Average operated LNG reliability[2]
3	**Project delivery** Expertise in delivering, optimising and debottlenecking developments	21.5 Mtpa	LNG liquefaction capacity under construction[3]
4	**Trusted supplier** Long-term relationships built over decades of performance, making us a supplier of choice	**>7,700**	LNG cargoes delivered since 1989
5	**Financial discipline** Maintained capital discipline and liquidity while investing in growth	**Baa1/BBB+**	Investment grade credit ratings[4]



1. Based on free cash flow. Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions.
2. Average from 2022 – Q3 2026.
3. Under construction LNG capacity at Louisiana LNG (16.5 Mtpa) and Pluto Train 2 (5.0 Mtpa).
4. Corporate debt ratings. Baa1 by Moody's, BBB+ by S&P Global. A securities recommendation is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

13 | CAPITAL MARKETS DAY 2026

Woodside Energy

Our priorities for delivery Disciplined delivery of value Operate safely and reliably Focus on efficiency and productivity Execute responsibly within the environment and with our communities Operational excellence Deliver Scarborough, Trion and Louisiana LNG Optimise revenue through marketing and trading Deliver life extension and backfill opportunities Invest in opportunities for long-term value Actively manage the portfolio for resilience and value Maximise use of capital to deliver strong long-term shareholder returns Disciplined execution Sustained value creation One Team culture | Digital and AI innovation | Critical capabilities OUR PRIORITIES OUR ENABLERS

What we do What it delivers Why it matters Safe, reliable operations Lower operational GHG emissions intensity and environmental impact Trusted community and stakeholder relationships Safer workplace and a capable, high-performing workforce Higher availability and product Lower unit costs and operating expenditure Timely approvals and lower execution risk Stronger and more resilient cash flows Higher returns on invested capital Licence to operate and future growth optionality CAPITAL MARKETS DAY 2026 Operational excellence drives value Reduces risk, protects cashflows and supports responsible growth

Relentless focus on operational excellence

Safe and reliable operations are a foundation of delivery

98% average reliability at our operated LNG assets[1]


%
99%
98%
98%
98%
99%
2022
2023
2024
2025
Q3 2026

Process safety events drive learnings and strengthen our controls


Tier 1
Tier 2
1
2
1
2
1
1
2
2022
2023
2024
2025
Q3 2026

Reduced methane emissions by 36% from 2024 to 2025[2]

~75 %

of methane emissions reported at OGMP 2.0 Level 5[3]

On track

For OGMP 2.0 Gold Standard reporter status for 2027[4]


Woodside Energy

1. Average from 2022 to Q3 2026.
2. Methane emissions from Woodside-operated assets reported under the OGMP 2.0 framework.
3. Level 5 is OGMP 2.0's highest data quality standard, requiring reconciliation of granular source-level estimates with independent site level measurements.
4. "Gold" relates to our methane emissions plan being on track to meet the requirements of an OGMP 2.0 "Gold standard pathway".

16 | CAPITAL MARKETS DAY 2026

Disciplined execution of major projects

Delivers future long-term cash flow and returns on capital



AUSTRALIA
SCARBOROUGH

8 Mtpa of LNG and 225 TJ/d domestic gas capacity[1]

Long-life, low-decline LNG that builds on Pluto infrastructure

99% complete, on budget, first LNG cargo on track for Q4 2026[2]

~$2.9 billion p.a. 2027-2032 AOCF from integrated Pluto and Scarborough asset[3]



MEXICO
TRION

100,000 bbl/day oil development

Long-life oil production that diversifies cash flow

71% complete, on budget, first oil targeted for 2028[2]

~$1.1 billion p.a. 2028-2032 AOCF[3]



NORTH AMERICA
LOUISIANA LNG

Three train, 16.5 Mtpa capacity

Introduces a large new LNG supply adding Atlantic position

32% complete, on budget, first LNG targeted for 2029[2,4]

~$1.1 billion p.a. 2032+ AOCF[3]

1. Refer to slides 65-66 for further details on Scarborough gas flows.
2. As at 30 September 2026.
3. Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions. AOCF contribution is Woodside share.
4. 32% completion for total Louisiana LNG foundation project. Train completions as at 30 September 2026: Train 1 (41%), Train 2 (27%), Train 3 (22%).

17 | CAPITAL MARKETS DAY 2026

Woodside Energy

Committed projects generate strong cash flow

Base business, Scarborough, Trion and Louisiana LNG generate significant sales and cash flow

>30% sales growth from operating business and projects in execution[1]

2025 to 2032, MMboe



300
250
200
150
100
50
0
2025
2028
2030
2032

Strong cash generation through the cycle (AOCF)[1,2]

2025 to 2032, $ billion



8
6
4
2
0
2025
2028
2030
2032

Cash flow provides flexibility across deployment options

Discretionary distributions

Buybacks and/or dividends

Portfolio and balance sheet

Debt and liquidity management

Growth

Browse, LALNG T4/T5, Sangomar Phase 2, tiebacks, exploration, strategic partnering, M&A

18 | CAPITAL MARKETS DAY 2026

1. Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions.
2. Refer to slide 62 for further detail on the indicative 2025 AOCF calculation.

Woodside Energy

Growth options from existing portfolio

Leveraging our existing assets to unlock further value



TIEBACKS

AUSTRALIA AND GULF OF AMERICA

- Leverage existing infrastructure to deliver additional volumes such as Atlantis Drill Centre 1 expansion
- Bass Strait four development well opportunity offers ~200 PJ of gas sales
- Bandit subsea tieback opportunity



BACKFILL

SANGOMAR PHASE 2

- Evaluate the upper reservoirs (S400s) to backfill production decline leveraging existing FPSO
- Estimated as six to eight well program
- Engagements ongoing with PETROSEN and the Senegalese Government



BROWNFIELD / GREENFIELD

BROWSE

- Browse is one of Australia's largest undeveloped resources (gross 2C contingent resources: 14.4 Tcf gas, 383.9 MMboe condensate and 27.1 MMboe NGL)[1]
- Three train backfill option for North West Shelf with offshore CCS
- Progress regulatory approvals, technical definition, contractor/commercial agreements
- June 2026 pre-emption increases Woodside's share to 41.27%[2]



EXPANSION

LOUISIANA LNG

- Brownfield development opportunity to add 11.1 Mtpa of fully permitted capacity
- Leverage existing LALNG site infrastructure, scope includes Trains 4 and 5, a third storage tank and additional berth
- Progressing technical studies for capacity enhancements and overall site capacity potential

1. Net 2C contingent resources of 4.4 Tcf Gas, 117.5 MMbbl condensate, 8.3 MMbbl NGL. Gross and net gas include 2.2 Tcf and 0.7 Tcf of fuel, respectively.
2. Completion of the transaction is subject to satisfaction of conditions precedent, including relevant government, regulatory and joint venture approvals.

19 | CAPITAL MARKETS DAY 2026

Woodside Energy

Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions. 1 Proven performance has built enduring competitive advantages 2 Sanctioned growth plus our current base business is expected to deliver >$40 billion in adjusted operating cash flow from 2027-20321 3 Our global footprint creates multiple options to sustain growth beyond 2032 Key takeaways

Market fundamentals

Energy supports global development Population, prosperity and access to energy are increasing S&P Global Energy Horizons Base Case 2026. Other includes hydro, nuclear and biofuels. Icon refers to population and change between 2015 and 2045 Primary energy demand by fuel and population growth1 EJ/year OECD 1.3B 1.4B Non-OECD 6.1B 8.0B 1 1 The global energy system is expanding and is increasingly diverse Developed economies will use energy more efficiently as their systems evolve Developing economies will require more energy to improve living standards and economic development1

Energy system requires continued investment

Oil and gas remain >40% of energy mix in 2045 in an Emissions Reduction Pathway[1] scenario

Change in global energy mix by fuel[1]

		2025 EJ/y	2045 Current Realities Pathway[3] 2.8°C by 2100	2045 Emissions Reduction Pathway[3] 2°C by 2100
Emissions fall as coal use shifts to renewables and other energy sources	Renewables	29	4.0x	5.4x
	Coal	172	0.7x	0.4x
	Other[2]	106	1.3x	1.5x
Oil and gas remain essential in 2045	Natural gas	150	1.2x	0.8x
	Oil	198	1.0x	0.7x
	Total energy demand[3]	654	1.1x	1.0x

$8.1 trillion

Upstream oil and gas investment required to meet 2045 demand in a 2ºC pathway[1]

1. S&P Global: Multidimensional Global Energy Pathways (2026). Woodside analysis. The Current Realities Pathway (CRP) provides a basis for climate physical risk/resilience assessment, with a warming outcome of 1.9°C by 2050 and 2.8 °C by end of century. The Emissions Reduction Pathway (ERP) provide a 2.0 °C 'no overshoot' basis for emissions target setting and transition risk assessment. Investment required from 2026 to 2045. These pathways are different to S&P Global's 2.6° "base case" used in slides 22 & 27.
2. Includes Biomass and Waste, Hydro and Nuclear.
3. 2045 demand is calculated by applying each scenario's change (x) to 2025 EJ/y for every energy source, then adding the sources together to give total energy demand.

23 | CAPITAL MARKETS DAY 2026

Woodside Energy

Global reliance on LNG and oil continues

Current market volatility reinforces the demand for reliable LNG and oil supplies

Recent developments

Market response

Russia-Ukraine
Significant supply disruption

Red Sea-Panama Canal
Shipping routes constrained

Strait of Hormuz
Trade flows limited

Sourced alternative LNG, built regasification and storage, reconfigured trade flows

Rerouted cargoes, absorbed longer voyages, sourced alternative LNG

New US LNG capacity
~21 Mtpa sanctioned in last 12 months[1]

Tighter competition expected in early 2030s; supply chain and new project cost pressures

Data centre growth
Global power demand from data centres growing at ~30%/year[2]

Reliable supply is rewarded; additional market pressures on energy supply, costs and demand

Reinforces demand for key products

LNG

- Supplies disrupted markets and provides flexibility when transport is constrained
- Supports countries through regasification capacity

OIL

- Hard to substitute in key uses
- Trade flows adjust faster than underlying demand

1. Wood Mackenzie LNG Tool Q3 2026 LNG FID Tracker, including Delfin FLNG1, Commonwealth LNG and CP2 LNG Phase 2.
2. Wood Mackenzie Demand Grid Transformation Service.

24 | CAPITAL MARKETS DAY 2026

Woodside Energy

LNG meets diverse and growing regional needs

From energy security to decarbonisation

LNG helps meet demand in growing Asian markets as domestic gas production declines

LNG provides flexible supply for power, industry and transport

In developed markets, gas **supports system reliability** and renewable integration

Emerging Asia gas production vs. demand outlook[1]



Mtpa
350
300
250
200
150
100
50
0
2015
2025
2035
2045
Gas exports
Gas demand
Potential LNG Demand
Domestic gas production

LNG to displace higher-emitting fuels in Korea

Case study



SK Multi Utility's 300 MW LNG/LPG combined heat and power facility, Ulsan, South Korea

- → Woodside's long-term LNG supply agreement with SK Gas International will provide LNG to South Korea from 2027-2040
- → At the SK Multi Utility facility in Ulsan, LNG is expected to displace coal and waste wood in combined heat and power generation
- → LNG could also support industrial fuel switching and lower-emissions marine transport through LNG bunkering
- → Together, these opportunities could reduce emissions by 0.2 Mt CO_2-e per year from 2027[2,3,4]

1. Wood Mackenzie Global Gas Asia Base Case April 2026. Emerging Asia covers Bangladesh, India, Indonesia, Malaysia, Pakistan, Philippines, Singapore, Sri Lanka, Thailand and Vietnam.
2. Estimate based on 2019–2021 fuel-use data, comparing historical coal and estimated waste-wood energy input with an equivalent LNG/natural gas case using IPCC default combustion factors. Biogenic CO_2 from waste wood is treated separately and excluded from the avoided-emissions estimate. The estimate is illustrative and not a measurement of actual post-switch LNG/LPG performance.
3. Estimate based on comparing tank-to-wake emissions from LNG with an equivalent energy input of heavy fuel oil using IMO default fuel factors and methane-slip assumptions. The estimate is illustrative and is not a measure of actual post-delivery performance.
4. Woodside's LNG contract with SK Gas is for up to eight cargoes per year (0.6 Mtpa) of supply from July 2027 to 2040. See announcement titled "Fourth Quarter 2025 Report".

25 | CAPITAL MARKETS DAY 2026

Woodside Energy

LNG demand growth will require continued investment in new supply Market events can create volatility when and where new supply is delivered Woodside’s reliability, and proximity to key APAC markets has value amid uncertainty New supply subject to cost pressure and geopolitical disruptions LNG Supply - Wood Mackenzie LNG Tool 3Q 2026. LNG Demand - Wood Mackenzie LNG Tool 3Q 2026, Rystad, S&P Global. LNG demand requires new supply Mtpa Investment in new supply required to meet future demand1 Need for disciplined investment, reliable execution and a flexible portfolio reinforced Operational Under construction Demand range Supply outlook impacted by successful project delivery

Oil demand remains resilient

Continued investment required to support projected demand

Oil demand remains resilient, sustained by harder-to-displace sectors and supported by development of non-OECD markets

Natural decline from existing fields **requires continued investment** in new supply

Woodside's deepwater expertise positions us to unlock **new supply** from advantaged opportunities

Global oil supply and demand outlook[1]



MMbbl/d
120
90
60
30
0
2015
2020
2025
2030
2035
2040
2045
Total liquids demand
Crude demand
Crude under development[3]
Crude onstream

Non-OECD demand growth offsets declining OECD demand[2]



Oil demand change by market, MMbbl/d
20
10
0
-10
OECD
Non-OECD

1. S&P Global Crude Oil Markets Annual Strategic Workbook March 2026. Onstream includes conventional and unconventional base production with no further investment. Total liquids demand includes crude, condensate, natural gas liquids, and other liquids such as biofuels.
2. S&P Global Energy Horizons Base Case 2026. OECD = Organisation for Economic Co-operation and Development; Non-OECD = countries outside the OECD. Classifications as defined by S&P Global. Change shown from 2015 to 2045.
3. Under development represents conventional sanctioned projects for crude oil.

27 | CAPITAL MARKETS DAY 2026

Woodside Energy

1 Oil and gas remain material contributors to energy supply across a range of decarbonisation scenarios 2 Market fundamentals reinforce long-term need for reliable, affordable LNG 3 Market volatility increases the value of disciplined execution, lower costs and resilience Key takeaways

Sharpen execution and maximise value

Moving from building the portfolio to extracting more value A strong business entering its next phase Foundational business generating strong cash today Committed projects and base delivers >$40 billion across 2027-20321 Choices on how to deploy capital through cash generated Market fundamentals reinforce long-term need for reliable, affordable LNG Resilience is critical through market cycles Strong business Why sharpening execution matters Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions. Flexibility retains customers and opens new markets Lowest-cost suppliers are most competitive Project delivery is key for converting investments into cash All opportunities must compete on a risk-adjusted basis A focused portfolio works harder

Cost out target raised

Structural costs targeted to be removed from 2028[1]

$400 million/yr[1]

Our target

- → $100m portfolio optimisation[2]
- → $130m streamlined processes
- → $170m external spend

Delivery pathways

- → Portfolio optimisation
  - – Including Calypso, Sunrise, Bonaparte CCS
- → AI-enabled maintenance planning
- → Supply chain optimisation
- → Risk-based contracting processes
- → 500+ global workforce reduction

1. Target $400 million (Woodside share) structurally lower cost base against 2025 baseline from 2028. Cost base excludes contractor spend on major capital projects (SCA, Trion, LALNG, BNA). Savings target expected to be realised through portfolio decisions ($100m), with the remainder through reducing recurring costs across capital (including sustaining capital (~30%)), operational expenditure (~65%) and general and administrative (~5%).
2. Original announcement based on $50 million portfolio savings.

31 | CAPITAL MARKETS DAY 2026

Woodside Energy

Ongoing emissions reduction

Lower fuel gas, more sales volumes and lower emissions intensity

2030
NEAR TERM

Absolute GHG emissions reduction target

Reduce our net equity Scope 1 and 2 GHG emissions by 30% by 2030 relative to the gross annual average equity Scope 1 and 2 GHG emissions over 2016–2020[1]

2035
MEDIUM TERM

New GHG emissions intensity target

Reduce our net equity Scope 1 and 2 GHG emissions intensity by 30% by 2035 relative to 2025 gross equity emissions intensity baseline[2]

2050
LONG TERM

Net zero aspiration

Aspiration to achieve net zero Scope 1 and 2 GHG emissions by 2050 or sooner[3]

Our pathway to the 2035 net equity Scope 1 and 2 GHG emissions intensity target[2]



kg CO_2-e/boe
50
40
30
20
10
0
Industry average for a similar portfolio mix[4]
Impact of existing performance including resource quality, asset design and operational performance
2025 gross equity Scope 1 and 2 GHG emissions intensity baseline
Forecast impact of expected portfolio change and project development
Additional abatement task to achieve 2035 target
2035 net equity Scope 1 and 2 GHG emissions intensity target[2]

1. 2030 net equity Scope 1 and 2 GHG emissions reduction target is relative to a starting base of 6.22 Mt CO_2-e which is representative of the gross annual average equity Scope 1 and 2 GHG emissions over 2016–2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets, inclusive of those required to meet regulatory obligations.
2. 2035 net equity Scope 1 and 2 GHG emissions intensity target is 30% below Woodside's 2025 gross equity Scope 1 and 2 GHG emissions intensity baseline of 33.3 kg CO_2-e/boe. Net intensity includes the utilisation of carbon credits used to meet regulatory obligations. The target may be reviewed and, where appropriate, adjusted to reflect material changes in regulatory requirements or portfolio.
3. Applies to Woodside's net equity scope 1 and 2 GHG emissions. Achievement of Woodside's net zero Scope 1 and 2 GHG emissions aspiration by 2050 or sooner is subject to material uncertainties and depends on future policy, regulation, technology, markets, customer demand and commercially viable value chains, which are expected to evolve. Woodside will monitor technology options that may not yet be cost-competitive or available at commercial scale. Carbon credits are an alternative abatement option to achieve aspiration if these technologies cannot be successfully applied to our facilities.
4. Industry average is estimated using emissions intensities for upstream oil, upstream natural gas and LNG liquefaction asset categories reported in Table 3.1 of the International Energy Agency's The Oil and Gas Industry in Net Zero Transitions (November 2023), weighted to reflect Woodside's portfolio mix.

32 | CAPITAL MARKETS DAY 2026

Woodside Energy

Making our assets work harder

Build on our core principles to grow returns on capital

Strong foundation

Expected ROACE contribution[1]

~10%

Includes:

- Base business today at $70 Brent
- Delivery of Scarborough, Trion, Louisiana LNG

Sharpen execution

COST-OUT ~0.5%
- $400m/yr cost reduction target from 2028[2]

MARKETING ~1%
- Leveraging global portfolio to capture value

CAPITAL & RETURNS ~1-3%
- Single capital framework
- Growth meeting investment criteria
- More flexible distribution criteria

PORTFOLIO FOCUS

~12-15%

ROACE target by mid 2030s[1]

1. Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions.
2. Target $400 million structurally lower cost base against 2025 baseline from 2028. Cost base excludes contractor spend on major capital projects.

33 | CAPITAL MARKETS DAY 2026

Woodside Energy

1 Our strong business is entering its next phase and we are focused on extracting more value 2 We are positioning for the long-term through a set of actions that will strengthen resilience and support long-term value creation 3 We will drive ROACE growth through active portfolio management and disciplined capital allocation Key takeaways

Disciplined capital strategy GRAHAM TIVER | EVP and Chief Financial Officer

Evolving from a position of strength Value created Disciplined investment and greater capital efficiency maintain our strong foundation Focusing business to drive ROACE growth over time Investments compete with shareholder distributions Safe and reliable operations driving cash margins Prioritise shareholder returns while reinvesting Financial discipline Commitment to investment grade rating through the cycle What remains the same What’s changing Single capital framework Updated shareholder distribution policy ROACE target to guide decision making Building on our core disciplined principles while maximising returns on capital

New capital framework A single framework for all capital decisions to drive ROACE growth Net cash from operating activities, adjusted for changes in assets and liabilities (working capital), repayment of the principal portion of lease liabilities, borrowing costs relating to lease liabilities and dividends paid to non-controlling interests. IFRS 18 Presentation and Disclosure in Financial Statements effective from 1 January 2027 will reclassify ‘interest received’ and ‘borrowing costs relating to operating activities’ recognised in cash flows from operating activities to cash flows from investing or financing activities within the consolidated statement of cash flows. Board maintains discretion to determine whether a distribution is payable and the amount, this includes discretion to pay above the total 40% for special distributions should circumstances allow. CAPITAL MARKETS DAY 2026 Portfolio ROACE of 12-15% by mid-2030s LONG-TERM TARGET OUTCOME Sustaining capital Base dividend 20% of AOCF1,2,3 Safe, reliable operations Investment grade credit rating through the cycle FINANCIAL GUARDRAIL Cash generation Priority 1 Priority 2 Committed capital Growth IRR >12% NPV-value accretive at low-prices Portfolio and balance sheet Discretionary distributions Up to an additional 20% AOCF in buybacks and/or dividends1,2,3

Cash generation: high-quality assets generate strong cash flow ~$7 billion of AOCF in 2032 at $70 Brent with strong upside in a higher price environment1 Base Trion Scarborough Louisiana LNG Adjusted operating cash flow1,4 $ billion >$40 billion of AOCF from 2027-2032 underpinned by base business and sanctioned projects under construction1 AOCF increases to >$50 billion from 2027-2032 in a high oil price environment1 >$5 billion incremental 2027 AOCF above underlying assumptions with current forward curve1,2 Low portfolio 2027-2028 average breakeven of $30/bbl, providing resilience1,3 Mid ($70 Brent, $10 JKM, $9 TTF) Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions. Forward curve as of 26 October 2026. Based on free cash flow. Refer to slide 62 for further detail on the indicative 2025 AOCF calculation. High ($85 Brent, $13 JKM, $12 TTF) Low ($55 Brent, $7 JKM, $6 TTF) Mid ($70 Brent, $10 JKM, $9 TTF) 2027 AOCF sensitivities1 +$1 Brent | +$90 million AOCF +$1 JKM | +$204 million AOCF

Priority 1: base dividend, sustaining and committed capital

Base dividend and sustaining capital are core priorities and rank equally ahead of growth spend

Priority 1 focuses on **business strength and shareholder returns**

Base dividend of 20% of AOCF tied to cash generation is a core priority

Strong cash flow after funding sustaining capital and **committed projects (Louisiana LNG, Trion)**

Forecast sustaining and committed capital[1,2]



$ billion
8
6
4
2
-
2025
2028
2030
2032
Sustaining and committed capital
Louisiana LNG
Trion
Sustaining

Forecast AOCF, sustaining and committed capital[1,2,3]



$ billion
8.0
6.0
4.0
2.0
-
2025
2028
2030
2032
AOCF Mid ($70 Brent, $10 JKM, $9 TTF)
Cash available for Priority 2
Base dividend (20% AOCF)
Sustaining and committed capital

1. Sustaining capital: capital expenditure required to sustain or optimise existing asset production, integrity and reliability, including low-cost infill wells, and meet regulatory and environmental obligations.
2. Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions.
3. Refer to slide 62 for further detail on the indicative 2025 AOCF calculation.

39 | CAPITAL MARKETS DAY 2026

Woodside Energy

Priority 2: remaining cash allocated to best returning option

Capital allocation choices are a key driver of long-term ROACE

Future **opportunities compete directly against returning capital to shareholders** (i.e. buyback, additional dividends)[1]

~$17B available for Priority 2 from 2027-2032 at $70 Brent[1]

Priority 2 **increases by ~$9B at high prices** ($85 Brent)[1]

Sources and uses from 2027-2032[1]



$ billion
50.0
40.0
30.0
20.0
10.0
0.0
Low ($55 Brent, $7 JKM, $6 TTF)
Mid ($70 Brent, $10 JKM, $9 TTF)
High ($85 Brent, $13 JKM, $12 TTF)
AOCF
Priority 1 (incl. base dividend of 20% AOCF)[2]
Priority 2

Priority 2 options

Discretionary distributions
Up to an additional 20% AOCF in buybacks and/or dividends[2]

Portfolio and balance sheet
Debt and liquidity management

Growth
Browse, LALNG T4/T5, Sangomar Phase 2, tiebacks, exploration, M&A, strategic partnering

1. Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions.
2. Board maintains discretion to determine whether a distribution is payable and the amount, this includes discretion to pay above the total 40% for special distributions should circumstances allow.

40 | CAPITAL MARKETS DAY 2026

Woodside Energy

How we allocate Priority 2 capital

Capital allocation to drive long term shareholder value and improved ROACE

Balance sheet management core to our capital strategy

Average **annual AOCF 2027-2032 of ~$7 billion at $70 Brent[1]**, resulting in ~$4.6 billion available for Priority 2

Capacity for growth capital **~$3-4 billion per year**, driving long-term ROACE

Priority 2 options **compete for capital**

Indicative allocation of AOCF[1]


~$7 billion
Growth opportunities
Portfolio and balance sheet
Discretionary distributions[2]
~$4.6 billion
Base dividend[2]
~$1.4 billion
Sustaining capital
~$1 billion
Mid ($70 Brent, $10 JKM, $9 TTF)

Opportunity assessment criteria

Discretionary distributions

- → Share price
- → Relative value


Buybacks
Dividends
Organic
Exploration
Strategic partnering
M&A
12–15%
ROACE
Debt and liquidity management

Portfolio and balance sheet

- → Investment grade credit rating
- → Funding capacity

Growth

- → IRR >12%
- → NPV-value accretive at low prices
- → Market, energy demand
- → Fiscal and regulatory
- → Emissions
- → Strategic fit

1. Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions.
2. Board maintains discretion to determine whether a distribution is payable and the amount, this includes discretion to pay above the total 40% for special distributions should circumstances allow.

41 | CAPITAL MARKETS DAY 2026

Woodside Energy

New shareholder distribution policy A durable base dividend and upside potential for additional shareholder returns Refer to the glossary for definitions and slide 61 for further details on adjusted operating cash flow. 20 % of AOCF as base dividend Board maintains discretion to determine whether a distribution is payable and the amount, this includes discretion to pay above the total 40% for distributions should circumstances allow Woodside target of: up to 20 % of AOCF as additional distributions, through dividends, share buybacks or a combination Reflects underlying cash generation Operating performance drives distributions and shareholder returns Predictable and easier to forecast Cash flow basis removes non-cash volatility Flexible mix of returns Capacity for additional dividends, buybacks or a combination Aligns globally Approach aligns to energy peers and benchmarking Distribution policy changes Shareholder distribution policy1

Comparative lookback

Historical capacity demonstrates comparable distributions, with upside potential

Indicative look back from 2H24 to 1H26[1]

$4.2 billion

paid at 80% of underlying NPAT (past), equivalent to ~31% AOCF payout[1,2]

$5.4 billion

at 40% of AOCF (illustrative new)[1,2]

Historically the upper scenario would have outperformed under AOCF[3,4]



$ billion
1.6
1.2
0.8
0.4
0.0
2H 2024
1H 2025
2H 2025
1H 2026
Discretionary
80% NPAT
Base
50% NPAT

Look forward

- **Base dividend**
  Ranks ahead of growth investment, moves with cash generation
- **Flexible additional returns**
  Extra dividends or buybacks can support returns and ROACE accretion
- **Investment must compete for capital**
  Allocation of capital goes to the most accretive growth or distributions
- **Retained capital is for a purpose**
  Cash supports balance sheet management or disciplined growth

1. For illustrative purposes, and reflects high end under the shareholder distribution policy. There is no guarantee that this would have reflected the distributions for that historical period.
2. Refer to the glossary for definitions and slide 61 for further details on adjusted operating cash flow.
3. With the exception of isolated timing and non-cash tax benefit events.
4. Refer to slide 62 for further detail on the indicative AOCF calculation.

43 | CAPITAL MARKETS DAY 2026

Woodside Energy

Maintaining balance sheet strength Significant near-term cash generation and a strong balance sheet creates opportunities Investment-grade credit rating is a key financial guard rail through the cycle Committed liquidity and balanced maturities provide flexibility through the cycle Net cash positive in early 2030s after meeting Priority 11 Strong balance position supports pursuit of long-term ROACE growth3 Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. As at 30 September 2026. Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions. Net debt Gearing Cash build Drawn Undrawn $ billion Debt maturity profile1,2 $ billion (LHS), % (RHS) Net debt and gearing before Priority 23 >>

1 Single framework for all decisions all aimed at achieving a higher portfolio ROACE 2 Shareholder returns linked to cash generation and better reflects underlying performance of business 3 Strong balance sheet creates choices for capital deployment Key takeaways

Active portfolio management MARK ABBOTSFORD | EVP and Chief Commercial Officer

Actively manage the portfolio for value

Driving value from our assets today while positioning for future growth

Shape the portfolio

- LNG-led with deepwater oil for short-cycle cash flow
- Assets with competitive advantage
- Divest where others see greater value

Concentrate capital for value

- NWS asset swap[1]
- Calypso exit
- BNA strategic review
- Browse pre-emption[1]
- Sunrise exit[1]

Optimise every molecule

- Multiple LNG supply nodes
- Balanced contract mix
- Further develop physical-backed trading

More value from volumes

- Marketing growth projected to contribute additional ~1% ROACE by early 2030s[2]
- Layering in portfolio sales to high-quality customers in diverse locations

Grow with discipline

- Brownfield, backfill and expansion
- Leverage existing hubs, selectively enter with discipline in new basins
- Growth competes with distributions

Range of portfolio options

- Organic growth
- Brownfield/greenfield
- Exploration
- Strategic partnering
- M&A

1. Completion of the transaction is subject to satisfaction of conditions precedent.
2. Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions.

47 | CAPITAL MARKETS DAY 2026

Woodside Energy

Shape by investing capital where we have an advantage LNG-led portfolio with right ownership model for every asset Grow where we have cost, scale or customer advantage, with greater volumes unlocking further value CASHFLOW DIVERSIFICATION DEEPWATER OIL Focus where subsurface knowledge, infrastructure and execution give us an edge MARKET-LED NEW ENERGY Match investment to customer demand while preserving capability to capture emerging opportunities GLOBAL PLATFORM MULTI-BASIN LNG More ownership and control External capital and capabilities Own and/or operate Control and integration drive value Partner Share capital and risk, add capability, create opportunity Contract Others provide capability more efficiently Recycle capital Divestments create more value HOW WE PARTICIPATE

Growing volumes to global customers

Pacific and Atlantic basin volumes connecting supply to high-quality customers globally

Total portfolio sales of **280 MMboe in 2032**, with Woodside's equity LNG portfolio doubling from 2025 to 2032[1]

~11 Mtpa of LNG SPAs secured in the last two years, with high-quality buyers in Europe, Middle East and Asia

Flexibility from **LNG portfolio volumes, shipping, destination and pricing diversity** to extract more value

Sales 2025 to 2032[1]


~280
MMboe
212
MMboe
LNG
Pipeline gas
Liquids
2025
2032

Recent LNG SPAs

KOGAS | Korea	**0.5 Mtpa**	10.5 years from 2026
JERA | Japan	**0.4 Mtpa**	10 years from 2026
JERA | Japan (winter demand)	**0.2 Mtpa**	5 years from 2027
CPC | Taiwan	**0.6 Mtpa**	10 years from 2024 + 10 years seller option
SK Gas | Korea	**0.6 Mtpa**	13 years from 2027
China Resources | China	**0.6 Mtpa**	15 years from 2027
Investment grade buyer | Europe[2]	**1.8 Mtpa**	8 years from 2028
Petronas | Malaysia	**1.0 Mtpa**	15 years from 2028
Uniper | Europe	**1.0 Mtpa**	10 years from 2029
Uniper | FOB[3]	**1.0 Mtpa**	13 years from 2029
BOTAŞ | Turkey	**0.5 Mtpa**	9 years from 2030
QatarEnergy | FOB[4]	**3.0 Mtpa**	20 years from LALNG Train 3 start-up

1. Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions.
2. Subject to conditions precedent.
3. The supply arrangement is from Louisiana LNG LLC.
4. The supply arrangement is from Woodside Energy (LA) Investments LLC.

49 | CAPITAL MARKETS DAY 2026

Woodside Energy

Manage the portfolio for flexibility

Near-term volumes balance contracting and flexibility

~75% of LNG volumes committed for 2027–2028, protecting price downside and creates opportunity for price upside

Increased **contracts post LALNG start up** with high-quality counterparts including deliveries to new regions

Includes signed **LNG SPAs for ~3.5 Mtpa to Europe** with option to divert to other markets[1]



LNG portfolio exposure[2]
Total portfolio exposure[2]
~25%
~10%
~10%
~55%
~30%
~20%
~15%
~35%
~15%
~10%
~15%
~60%
~20%
~10%
~20%
~50%
Average 2027-2028
Average 2029-2032
Average 2027-2028
Average 2029-2032
Uncommitted volumes
Flexibility to respond to market signals
Gas hub linked[3]
Fixed and low volatility[4]
Crude linked

1. Includes volume subject to conditions precedent.
2. Indicative, not guidance. Includes Woodside equity share of Scarborough and Pluto LNG. Assumes the Chevron asset swap for NWS and Wheatstone is finalised. Includes Corpus Christi Offtake. Includes Louisiana LNG foundation development with Woodside share of 70%. Includes binding Sales and Purchase Agreements only.
3. Gas hub indices include Japan Korea Marker (JKM), TTF and National Balancing Point (NBP). It excludes Henry Hub.
4. Fixed and low volatility includes domestic gas, and fixed price contracts including fixed liquefaction fees.

50 | CAPITAL MARKETS DAY 2026

Woodside Energy

Unlocking greater returns from marketing Physical-backed trading optimises the whole portfolio in real time Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions. Maximise value from equity production Expand trading backed by physical supply to capture additional value Equity marketing Prior model Physical-backed trading Future model Optimise supply contracts and shipping across the portfolio Integrated portfolio Current model Capture value from portfolio optimisation and contract flexibility Growth in third-party trading Leverage growing global portfolio volumes Dynamic management of financial derivatives Value creation Projected to contribute additional ~1% ROACE by early 2030s1

Make disciplined choices for growth

Capitalise on long-term energy demand with a strong pipeline of growth opportunities

~3 x ⬆

Asian LNG demand

South and East Asia LNG demand, 2026-2040 (~61 Mtpa to ~185 Mtpa)[1]

Pacific basin

- → Scarborough will expand supply to Asian customers
- → Browse is a discovered and undeveloped conventional gas (LNG, domestic gas and condensate) resource with access to infrastructure

>30 % ⬆

European LNG demand

European LNG demand increasing by 39 Mtpa from 2026-2040[1]

Atlantic basin

- → Louisiana LNG will connect US Gulf Coast supply to global markets
- → Louisiana LNG T4/T5 expansion opportunity to add 11.1 Mtpa of fully permitted incremental capacity

$8.1 trillion

Upstream investment

Investment required to meet projected oil and gas demand by 2045 under an Emissions Reduction Pathway[2]

Backfill and new supply

- → Trion adds new oil supply
- → Backfill extends life of existing infrastructure
- → Disciplined exploration with focus on existing basins
- → Strategic partnerships can create new supply and access to markets

DISCIPLINED GROWTH

Strong opportunities for growth from existing portfolio, exploration, strategic partnerships and M&A

1. Wood Mackenzie LNG Tool 3Q 2026.
2. S&P Global: Multidimensional Global Energy Pathways (2026). The Emissions Reduction Pathway (ERP) provide a 2.0 °C 'no overshoot' basis for emissions target setting and transition risk assessment. The Emissions Reduction Pathway (ERP) provide a 2.0 °C 'no overshoot' basis for emissions target setting and transition risk assessment. Investment required from 2026 to 2045.

52 | CAPITAL MARKETS DAY 2026

Woodside Energy

Key takeaways 1 We actively shape our portfolio to maximise returns on invested capital 2 Our growing global portfolio provides additional opportunities to optimise value from our products and our assets 3 We have opportunities and choices for growth which can leverage our competitive advantages and generate long term returns for our shareholders

Closing remarks LIZ WESTCOTT | Chief Executive Officer and Managing Director

Key messages

Stronger business, sharper execution and more value for shareholders

Strong foundation generating long-term cash flows

>$40 billion

Adjusted operating cash flow, 2027-2032[1]

~280 MMboe

Sales in 2032, >30% growth from 2025[1]

Compelling market fundamentals

>40 %

Oil and gas share of 2045 energy mix in a 2°C pathway[2,3]

$8.1 trillion

Upstream oil and gas investment needed to 2045 demand in a 2°C pathway[2]

Sharpen execution, greater potential

$400 million/yr

Structural cost reduction target from 2028 improving resilience through the cycle[4]

Capital framework

Every dollar competes for capital to target growth for value

Maximise value through returns and growth

12-15 %

Portfolio ROACE target by mid-2030s to improve performance of capital[1]

20-40 % AOCF[5]

Shareholder distribution policy reflecting business performance and more returns options

1. Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions.
2. S&P Global: Multidimensional Global Energy Pathways (2026). The Current Realities Pathway (CRP) provides a basis for climate physical risk/resilience assessment, with a warming outcome of 1.9°C by 2050 and 2.8 °C by end of century. The Emissions Reduction Pathway (ERP) provide a 2.0 °C 'no overshoot' basis for emissions target setting and transition risk assessment. Investment required from 2026 to 2045.
3. Excludes Biomass and Waste, Hydro and Nuclear.
4. Target $400 million structurally lower cost base against 2025 baseline from 2028. Cost base excludes contractor spend on major capital projects.
5. Board maintains discretion to determine whether a distribution is payable and the amount, this includes discretion to pay above the total 40% for special distributions should circumstances allow.

55 | CAPITAL MARKETS DAY 2026

Woodside Energy

CAPITAL MARKETS DAY 2026 1 Differentiated global platform Deep operating and project capabilities, world-class assets and enduring customer relationships create durable competitive advantages 2 Raising an already high bar Building on strong execution and capital discipline to drive greater efficiency and concentrate investment in the highest-return opportunities 3 A step-up in cash generation Major project start-ups and lower capital intensity expand capacity for reinvestment, shareholder returns and balance sheet strength Why Woodside Distinctive strengths Relentless improvement Compounding value

Question and answer

Annexure

A strategically built business 1984 Domestic gas from NWS 1989 LNG delivered from NWS 1994 Laminaria oil field discovered 1999 1,000th LNG cargo to Japan 2006 Nganhurra FPSO begins production 2007 Construction commenced on Pluto LNG 2012 LNG delivered from Pluto LNG 2013 Established LNG portfolio marketing 2020 FID for Sangomar Phase 1 2021 FID for Scarborough Project 2022 Completed merger with BHP petroleum business 2023 FID for Trion development 2024 Sangomar begins production 2025 FID for Louisiana LNG 1980s 2000s 2010s 1990s 2028 Targeting first oil at Trion 2020s 2026 On track for first LNG cargo Q4 2026 from Scarborough Project 2029 Targeting first LNG at Louisiana LNG

Key assumptions Divestment of Sunrise remains subject to applicable conditions precedent. Escalated at 2% from 2026. Financial modelling assumptions: Low Mid High Brent oil (US$/bbl), real-terms 20262 55 70 85 Henry Hub (US$/MMBtu), real-terms 20262 2.5 3.5 4.5 JKM (US$/MMBtu), real-terms 20262 7 10 13 TTF (US$/MMBtu) real-terms 20262 6 9 12 Carbon (US$/t CO2e) 80 AUD:USD FX rate 0.65 Opportunities: Included in reference case Bass Strait: four potential development well opportunities of up to 200 PJ of sales gas (100% share) Yes Scarborough: five additional wells (eight wells at RFSU, 13 over field life) Yes North West Shelf Gas: Completion of Chevron asset swap Greater Western Flank Phase 4 Yes Louisiana LNG equity interests HoldCo: 70% Woodside interest (assumes a total 30% selldown) InfraCo: 60% HoldCo interest; 40% Stonepeak interest PipelineCo: 20% Woodside interest; 80% Williams interest Yes Louisiana LNG expansion (i.e. Trains 4 and 5) equity interests FEED costs only Beaumont New Ammonia Yes until 2027 No from 2028+ Browse FEED costs only Sangomar: Phase 2 FEED costs only Calypso and Sunrise1 No - divested Sustaining capital expenditure assumption (all years) ~$1B

Alternative Performance Measures Capital Markets Day 2026 methodology Cash flow from operating activities Adjusted for: Interest received1 Borrowing costs relating to operating activities1 Working capital Repayment of principal portion of lease liabilities Borrowing costs related to lease liabilities Dividends paid to non-controlling interests Adjusted operating cash flow Capital Markets Day 2025 methodology Cash flow from operating activities Adjusted for: Repayment of principal portion of lease liabilities Borrowing costs related to lease liabilities Operating component of contributions from/(distributions to) NCI [calculated by deducting the capital component] Net operating cash flow Cash flow used in investing activities Adjusted for: Capital component contributions from/(distributions to) NCI [disclosed as a footnote in the Consolidated Statement of Cashflows] Adjusted free cash flow Accounting implications: Louisiana LNG (HoldCo and InfraCo) is expected to be reported at 100% in Woodside’s financial reports which will result in: Reporting 100% of the project assets, liabilities, revenues and expenses; and A non-controlling interest (NCI) balance reported for the minority interest held in the subsidiaries by third parties. Louisiana LNG (PipelineCo) is expected to be reported at 20% Woodside share on an equity accounted basis, in our financial reports. Example impact on Financial Statements: operating and investing cash flows will report 100% of the Louisiana LNG cash inflows/outflows and the NCI portion will be reported in the ‘financing’ cash flow (i.e. Stonepeak and Williams contributions). Alternative Performance Measures (APM): Woodside uses various APMs which are non-International Financial Reporting Standards (IFRS) measures that are unaudited but derived from audited Financial Statements. The APMs are presented to provide further insight into Woodside’s performance. Woodside’s business has structurally changed with the Louisiana LNG investment, and as such, our reporting has changed. The table outlines how the methodology has evolved from Capital Markets Day 2025 due to changes in the business. Accounting and Alternative Performance Measures From 1 January 2027, the application of IFRS 18 Presentation and Disclosure in Financial Statements will reclassify ‘interest received’ and ‘borrowing costs relating to operating activities’ from operating to investing or financing cashflows.

Dividends: indicative look-back reconciliation

$ million	2H 2024	1H 2025	2H 2025	1H 2026	Total	Comments
Net cash from/(used in) operating activities	3,454	3,339	3,853	3,013	13, 659	Consolidated statement of cash flows
Adjusted for:						
▪ Interest received	(106)	(89)	(131)	(109)	(435)	From 1 January 2027, the application of IFRS 18 *Presentation and Disclosure in Financial Statements* will reclassify 'interest received' and 'borrowing costs relating to operating activities' from operating to investing or financing cashflows.
▪ Borrowing costs relating to operating activities	39	5	4	84	132	
▪ Changes in assets and liabilities (working capital)[1]	280	226	8	169	683	Operating cash flows: working capital movements excluded to remove the impact of timing differences (adjusted for hedge cash settlements).
▪ Repayment of the principal portion of lease liabilities	(65)	(108)	(125)	(111)	(409)	Financing cash flows: lease repayments included to better reflect the underlying operations of the business
▪ Borrowing costs relating to lease liabilities	6	(1)	1	(1)	5	
▪ Dividends paid to non-controlling interests	(43)	(40)	(20)	(11)	(114)	Financing cash flows: dividends paid to non-controlling interests included to better reflect the underlying operations of the business. This will be disclosed as a new line item within financing cash flows.
Adjusted operating cash flow[1]	**3,565**	**3,332**	**3,590**	**3,034**	**13,521**	
20-40% dividend pay-out	**~700 – 1,400**	**~700 – 1,300**	**~700 – 1,500**	**~600 – 1,200**	**~2,700 – 5,400**	
80% NPAT dividend pay-out	**1,006**	**1,006**	**1,122**	**1,084**	**4,218**	

62 | CAPITAL MARKETS DAY 2026

1. Hedge cash settlements excluded from working capital are -$10 million (2H 2024), $88 million (1H 2025), $136 million (2H 2025) and -$419 million (1H 2026).

Woodside Energy

2026 full-year guidance

		Guidance ranges	Financial statement reference	Comments
Total production volumes[1]	MMboe	174 – 181	N/A	As previously reported (no change from Q3 Report)
Gas hub exposure[2]	%	~30	N/A	
Capital expenditure[3]	$ million	4,000 – 4,500	N/A – Alternate Performance Measure	
Abandonment expenditure	$ million	500 – 800	Consolidated statement of cash flows (payments for restoration)	
Exploration expenditure	$ million	~200	N/A – Alternate Performance Measure	
Production costs	$ million	1,500 – 1,800	Note A.1 Segment Revenue and Expenses	
Feed gas, services and processing costs	$ million	500 – 600		
Property, plant and equipment depreciation and amortisation	$ million	4,200 – 4,700		
Additional guidance:				
▪ Income tax and PRRT paid	$ million	1,300 - 1,700	Consolidated statement of cash flows	
▪ Repayment of the principal portion of lease liabilities (including borrowing costs relating to lease liabilities)	$ million	170 - 270	Consolidated statement of cash flows	
▪ Dividends paid to non-controlling interests	$ million	~25	Consolidated statement of cash flows	

1. Total production volumes includes 1.5—2.5 MMboe from Beaumont New Ammonia.
2. Gas hub indices include Japan Korea Marker (JKM), Title Transfer Facility (TTF) and National Balancing Point. It excludes Henry Hub. Presented on a 3-year average for 2026—2028. Includes binding sales and purchases agreements only, Woodside's equity share of Scarborough and Pluto LNG, Corpus Christi offtake volumes and assumes the Chevron asset swap is completed.
3. Capital expenditure is reported on the basis of Woodside's net ownership interests for each project as at 30 September 2026. Louisiana LNG (90% Louisiana LNG LLC, 60% Louisiana LNG Infrastructure LLC and 20% Driftwood Pipeline LLC) capital expenditure adjusted for the cash contributions from Stonepeak Wallaby I Acquiror LP (Stonepeak) and Williams Louisiana LNG LLC (Williams). Scarborough (74.9% participating interest) and Pluto Train 2 (51% participating interest). Trion (60% participating interest). Excludes the final acquisition completion payment for Beaumont New Ammonia of $470 million. Completion of the asset swap with Chevron assumed to occur in Q4 2026.

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Woodside Energy

Operating cash flow reconciliation Indicative, not guidance. Refer to the glossary for definitions and slides 60-61 for further details on the underlying assumptions. Refer to slide 62 for further detail on the indicative 2025 AOCF calculation. Mid ($70 Brent, $10 JKM, $9 TTF) Base Trion Scarborough Louisiana LNG Adjusted operating cash flow1,2 $ billion CMD 2025 (adjusted for pricing, BNA and Louisiana LNG expansion) Variances between CMD 2025 and CMD 2026 are immaterial, after adjusting for: CMD 2026 pricing (real-terms 2024 to 2026) Removal of Beaumont New Ammonia from 2028 Removal of Louisiana LNG expansion (i.e. Trains 4 and 5)

Scarborough: integrated gas flows Remains subject to approvals. Processing up to 8 Mtpa of Scarborough gas (7 Mtpa until Pluto decline) Up to 225 TJ/d of Scarborough and Pluto domestic gas 2 Mtpa of excess capacity in Pluto Train 1 upon Pluto decline Integrated gas flows1 Period Scarborough gas flows Pluto gas flows Q4 2026 5 Mtpa in Pluto Train 2 5 Mtpa in Pluto Train 1 Additional flow through Pluto-KGP Interconnector H1 2027 Pluto Train 1 modifications complete 5 Mtpa in Pluto Train 2 2 Mtpa in Pluto Train 1 3 Mtpa in Pluto Train 1 Additional flow through Pluto-KGP Interconnector1 Pluto late life 5 Mtpa in Pluto Train 2 3 Mtpa in Pluto Train 1 2 Mtpa in Pluto Train 1 Pluto end of life 5 Mtpa in Pluto Train 2 3 Mtpa in Pluto Train 1 Nil (up to 2 Mtpa ullage in Pluto Train 1)

Scarborough/Pluto structure


1 Scarborough JV
Woodside 74.9%
LNG Japan 10%
JERA 15.1%
Scarborough offshore resource
2 Pluto Train 2 JV
Woodside 51%
GIP 49%[1]
LNG Train 2
Pluto Train 2 JV procures services from Pluto Train 1 Co. and Burrup Common Facilities Co. for all Scarborough gas processing
Pluto JV
Woodside 90%
Kansai Electric 5%
Mid Ocean 5%
Pluto offshore resource
Pluto Train 1 Co.
Woodside 90%
Kansai Electric 5%[1]
Mid Ocean 5%[1]
LNG Train 1
Burrup Common Facilities Co.
Woodside 90%
Kansai Electric 5%[1]
Mid Ocean 5%[1]
Common User Facilities
(Storage, loading, support facilities)
Physical flows of gas and LNG, financial flows of toll revenue
Financial flows of toll invoices

Note: above diagram excludes Pluto-KGP interconnector, condensate and domestic gas.
1. Non-controlling interest.

66 | CAPITAL MARKETS DAY 2026

Woodside Energy

Louisiana LNG structure



Driftwood Pipeline LLC
(Pipeline Co)
Woodside Energy
Williams
Woodside (20%) | Williams (80%)
Pipeline Tariff
GasSupplyCo
(Subsidiary of HoldCo)
Overall gas procurement strategy
Procures long-term gas
Secures transportation and storage long-term capacity
% of Henry Hub + Transport
Louisiana LNG LLC (HoldCo)
Woodside Energy
Williams
Woodside (90%) | Williams (10%)
Potential strategic partners
% of Henry Hub
LNG offtake
8 Mtpa: Woodside portfolio
1.5 Mtpa: Williams[1]
1.0 Mtpa: Uniper[1]
3.0 Mtpa: Qatar Energy
~3.0 Mtpa: other strategic partners and 3rd party LNG buyers
International markets for Woodside
LALNG Sequent Gas Supply Team
Standalone team that includes WDS secondees
Short-term supply and optimisation
Toll Fee + operating and maintenance
60%
40%
Stonepeak
Louisiana LNG Infrastructure LLC
(InfrastructureCo)
LNG Trains 1-3 plus expansion option
100%
Gas Suppliers/Storage
Louisiana LNG Common Facilities LLC (CufCo)
Common User Facilities
(Tanks, Berths, Land)

1. Williams' total share of LNG production from Louisiana LNG is ~1.6 Mtpa. This LNG production will be supplied to Williams under an LNG SPA for ~1.5 Mtpa and Williams will also receive the proportionate benefit (10%) of the Uniper FOB LNG SPA previously signed with Louisiana LNG LLC.

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Woodside Energy

Louisiana LNG - Marketing

Woodside will contract **~8 Mtpa** into its global LNG portfolio

Woodside's portfolio marketing:

- Enables exposure to price diversity including international oil linked and gas linked pricing
- Enables delivery optimisation during market dislocations
- Benefits from an advantaged US source to access new and emerging markets


Woodside Energy
Portfolio sales
(e.g. recent sales to BOTAŞ (0.5 Mtpa), Petronas (1 Mtpa), Uniper (1 Mtpa))
16.5
Mtpa
1.5 Mtpa sale to Williams[1]
Strategic partners
Final split to depend on outcomes of integrated HoldCo sell-down
Third-party LNG buyers
Portion of LNG sold FOB/linked to Henry Hub
(e.g. 1 Mtpa sale to Uniper[2], 3 Mtpa sale to QatarEnergy[3])

1. Williams' total share of LNG production from Louisiana LNG is ~1.6 Mtpa. This LNG production will be supplied to Williams under an LNG SPA for ~1.5 Mtpa and Williams will also receive the proportionate benefit (10%) of the Uniper FOB LNG SPA previously signed with Louisiana LNG LLC.
2. The supply arrangement is from Louisiana LNG LLC.
3. The supply arrangement is from Woodside Energy (LA) Investments LLC.

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Woodside Energy

Glossary IFRS Foundation, 2021. “Climate Related Disclosures Prototype”, Appendix A. https://www.ifrs.org/content/dam/ifrs/groups/trwg/trwg-climate-related-disclosures-prototype.pdf. The IFRS published a further consultation document subsequent to the 2021 prototype. As it did not contain an updated definition of Paris‑Aligned scenarios Woodside has retained use of the previous edition. IEA, 2022. "Energy security in energy transitions - World Energy Outlook 2022 - Analysis", https://www.iea.org/reports/world-energy-outlook-2022/energy-security-in-energy-transitions World Resources Institute and World Business Council for Sustainable Development, 2004. “GHG Protocol: a corporate accounting and reporting standard” https://ghgprotocol.org/corporate-standard $, $m, $B US dollar unless otherwise stated, millions of dollars, billions of dollars 1P Proved reserves 2C Best estimate of contingent resources 2P Proved plus probable resources Abate / Abatement Avoidance, reduction or removal of an amount of carbon dioxide or equivalent Adjusted operating cash flow, AOCF Net cash from operating activities, adjusted for changes in assets and liabilities (working capital), repayment of the principal portion of lease liabilities, borrowing costs relating to lease liabilities and dividends paid to non-controlling interest NB: IFRS 18 Presentation and Disclosure in Financial Statements effective from 1 January 2027 will reclassify ‘interest received’ and ‘borrowing costs relating to operating activities’ recognised in cash flows from operating activities to cash flows from investing or financing activities within the consolidated statement of cash flows Aim Woodside uses this term to describe a result that plans or actions are intended to achieve APM Alternative Performance Measure Artificial Intelligence or AI The ability of a computer or other device or application to function as if processing human intelligence Aspiration Woodside uses this term to describe an aspiration to seek the achievement of an outcome but where achievement of the outcome is subject to material uncertainties and contingencies such that Woodside considers there is not yet a suitable defined plan or pathway to achieve that outcome Average realised price Revenue from sale of products and provisional pricing adjustments ($ million) divided by sales volume (MMboe) A$, AUD Australian dollars Bbl Barrels Bcf Billion cubic feet Board The Board of Directors of Woodside Energy Group Ltd Breakeven Breakeven is calculated on a free cash flow basis, excluding capital and selldown proceeds from major projects (Louisiana LNG, Scarborough, Trion), marketing, exploration and hedging Brent Intercontinental Exchange (ICE) Brent Crude deliverable futures contract (oil price) boe, kboe, MMboe, Bboe Barrel of oil equivalent, thousand barrels of oil equivalent, million barrels of oil equivalent, billion barrels of oil equivalent Capital expenditure Capital additions on property, plant and equipment and evaluation capitalised. Excludes exploration capitalised and adjusted for the capital contribution from partners for the development of Louisiana LNG Carbon credit A tradeable financial instrument that is issued by a carbon-crediting program. A carbon credit represents a greenhouse gas emission reduction to, or removal from, the atmosphere equivalent to 1 t CO₂-e, calculated as the difference in emissions from a baseline scenario to a project scenario. Carbon credits are uniquely serialised, issued, tracked and retired or administratively cancelled by means of an electronic registry operated by an administrative body, such as a carbon-crediting program Cash margin Gross profit/loss adjusted for other cost of sales, property, plant and equipment depreciation and amortisation and other revenue. Excludes the marketing segment. Cash margin % is calculated as cash margin divided by revenue from sale of products (excluding marketing segment) CCS Carbon capture and storage CCUS Carbon capture utilisation and storage Condensate Hydrocarbons that are gaseous in a reservoir but that condense to form liquids as they rise to the surface  CO2 Carbon dioxide CO2-e CO₂ equivalent. The universal unit of measurement to indicate the global warming potential of each of the seven greenhouse gases, expressed in terms of the global warming potential of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) any greenhouse gas against a common basis1 cps Cents per share Decarbonisation Woodside uses this term to describe activities or pathways that have the effect of moving towards a state that is lower‑carbon, as defined in this Glossary DES Delivery ex ship EBIT Calculated as profit before income tax, PRRT and net finance costs EBITDA excluding impairment Calculated as profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment losses, impairment reversals EBITDA margin EBITDA margin % is calculated as EBITDA divided by operating revenue Emissions Emissions refers to emissions of greenhouse gases unless otherwise stated Emissions intensity GHG emissions per unit of production, expressed in this document as kg CO₂-e/boe Energy security Refers to uninterrupted availability of energy sources at an affordable price2 EPC Engineering, procurement and construction EJ Exajoule EPS Earnings per share Equity greenhouse gas (GHG) emissions Woodside has set its Scope 1 and 2 greenhouse gas emissions reduction and intensity targets and aspiration to achieve net zero scope 1 and 2 GHG emission by 2050 or sooner on an equity basis. This ensures that the scope of the targets and aspiration is aligned with its economic interest in its investments. Equity emissions reflect the greenhouse gas emissions from operations according to Woodside’s share of equity in the operation. Its equity share of an operation reflects its economic interest in the operation, which is the extent of rights it has to the risks and rewards flowing from the operation3 Exploration expenditure Includes exploration and evaluation expenditure less evaluation expenditure amortisation of licence acquisition costs, prior year exploration expense written off and exploration capitalised FEED Front-end engineering design FID Final investment decision FOB Free on board FPSO Floating production storage and offloading FPU Floating production unit Free cash flow Net cash flow from/(used in) operating activities and net cash flow from/(used in) investing activities, adjusted for capital contributions from/(to) non-controlling interests and lease repayments FX Foreign exchange Gearing Net debt divided by the total of net debt and equity attributable to equity holders of the parent

Glossary IFRS Foundation, 2021. "Climate Related Disclosures Prototype", Appendix A https://www.ifrs.org/content/dam/ifrs/groups/trwg/trwg-climate-related-disclosures-prototype.pdf. The IFRS published a further consultation document subsequent to the 2021 prototype. As it did not contain an updated definition of Paris-Aligned scenarios Woodside has retained use of the previous edition. Definition as per the Australian Clean Energy Regulator https://cer.gov.au/markets/reports-and-data/corporate-emissions-reduction-transparency-report/corporate-emissions-reduction-transparency-report-2023/cert-report-2023-glossary Australian Clean Energy Regulator, 2024. “Corporate Emissions Reduction Transparency report 2024” https://cer.gov.au/markets/reports-and-data/corporate-emissions-reduction-transparency-report/corporate-emissions-reduction-transparency-report-2024/cert-report-2024-glossary. IPCC, 2018: Annex I: Glossary Matthews, J.B.R. (ed.). In: Global Warming of 1.5°C. An IPCC Special Report on the impacts of global warming of 1.5°C above pre‑industrial levels and related global greenhouse gas emission pathways, in the context of strengthening the global response to the threat of climate change, sustainable development, and efforts to eradicate poverty Masson‑Delmotte, V., P. Zhai, H.‑O. Pörtner, D. Roberts, J. Skea, P.R. Shukla, A. Pirani, W. Moufouma‑Okia, C. Péan, R. Pidcock, S. Connors, J.B.R. Matthews, Y. Chen, X. Zhou, M.I. Gomis, E. Lonnoy, T. Maycock, M. Tignor, and T. Waterfield (eds.). Cambridge University Press, Cambridge, UK and New York, NY, USA, pp. 541–562. https://doi.org/10.1017/9781009157940.008 GHG or greenhouse gas The seven greenhouse gases listed in the Kyoto Protocol, which are: carbon dioxide (CO2); methane (CH4); nitrous oxide (N2O); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF6) 1 Goal Woodside uses this term to broadly encompass its targets and aspirations Gross GHG emissions Gross emissions are emissions before accounting for carbon credits or other eligible units and certificates H1, H2 Halves of the calendar year (H1 is 1 January to 30 June and H2 is 1 July to 31 December) HSE Health, safety and environment IFRS International Financial Reporting Standards. For more information see https://www.ifrs.org/ Investing cash flow Cash flow from investing activities IPCC Intergovernmental Panel on Climate Change IRR or Internal rate of return IRR is calculated as the rate of return required for Woodside’s share of after-tax project cashflows that deliver an NPV of zero JCC The Japan Customs-cleared Crude is the average price of customs-cleared crude oil imports into Japan as reported in customs statistics (also known as ‘Japanese Crude Cocktail’) and is used as a reference price for long-term supply LNG contracts JKM Japan Korea Marker is the North-east Asian spot price index for LNG delivered ex-ship to Japan, South Korea, China and Taiwan JV Joint venture kg kilogram KGP Karratha Gas Plant LALNG Louisiana LNG Liquidity Total cash and cash equivalents and available undrawn debt facilities less restricted cash LNG Liquefied natural gas Lower-carbon Woodside uses this term to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity. Lower-carbon services Woodside uses this term to describe technologies, such as CCUS or offsets that could be used by customers to reduce their net greenhouse gas emissions LPG Liquefied petroleum gas LTIs Lost time injuries M&A Mergers and acquisitions MMbbl Million barrels MMBtu Million British thermal units Mt Million tonnes Mtpa, mmtpa Million tonnes per annum MW Megawatt MWh Megawatt hour NCI Non-controlling interest Net debt Interest-bearing liabilities and lease liabilities less cash and cash equivalents Net equity GHG emissions Woodside’s equity share of net greenhouse gas emissions which includes the utilisation of carbon credits as offsets Net GHG emissions Woodside has set its Scope 1 and 2 greenhouse gas emissions reduction and intensity targets and aspiration to achieve net zero scope 1 and 2 GHG emission by 2050 or sooner on a net basis, allowing for both direct emissions reductions from its operations and emissions reduction achieved from the utilisation of carbon credits as offsets (including credits relating to avoidance, reduction and/or removal activities). Net greenhouse gas emissions are equal to an entity’s gross greenhouse gas emissions reduced by the number of retired carbon credits2 Net operating cash flow, NOCF Net cash from operating activities adjusted to remove non-controlling interest to present net cash attributable to Woodside (i.e. not on a consolidated basis) and the impact of lease repayments Net tangible assets The Group's net assets less goodwill, non-controlling interest and other intangible assets  Net tangible assets per ordinary security Net tangible assets divided by the number of issued and fully paid shares    Net zero Net zero emissions are achieved when anthropogenic emissions of greenhouse gases to the atmosphere are balanced by anthropogenic removals over a specified period. Where multiple greenhouse gases are involved, the quantification of net zero emissions depends on the climate metric chosen to compare emissions of different gases (such as global warming potential, global temperature change potential, and others, as well as the chosen time horizon)3 New Energy Woodside uses this term to describe energy technologies, such as hydrogen and ammonia, that are emerging in scale, but which are expected to grow during the energy transition due to having lower greenhouse gas emissions at the point of use than conventional fossil fuels NGLs Natural gas liquids NPAT Net profit after tax attributable to equity holders of the parent NPV Net present value NWS North West Shelf OECD Organisation for Economic Cooperation and Development Offtake Offtake refers to the agreement between a seller and a buyer for the purchase and delivery of a product, typically a commodity or energy resource Offsets The compensation for an entity’s greenhouse gas emissions within its scope by achieving an equivalent amount of emission reductions or removals outside the boundary or value chain of that entity OGMP 2.0 Oil & Gas Methane Partnership 2.0 Operating cash flow, OCF Cash flow from operating activities Operator, Operated and Non-Operated Oil and gas joint venture participants will typically appoint one company as the operator, which will hold the contractual authority to manage joint venture activities on behalf of the joint venture participants. Where Woodside is the operator of a joint venture in which it holds an equity share, this report refers to that joint venture as being operated. Where another company is the operator of a joint venture in which Woodside holds an equity share, this report refers to that joint venture as being non-operated

Glossary Scope 2 greenhouse gas emissions Electricity indirect greenhouse gas emissions. Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the company. Scope 2 emissions physically occur at the facility where electricity is generated. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian national Greenhouse and Energy Reporting (nGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist2 Scope 3 greenhouse gas emissions Other indirect greenhouse gas emissions. Scope 3 is a reporting category that allows for the treatment of all other indirect emissions. Scope 3 emissions are a consequence of the activities of the company but occur from sources not owned or controlled by the company. Some examples of Scope 3 activities are extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services. Please refer to the data table on page 72 of the Climate Transition Action Plan and 2023 Progress Report for further information on the Scope 3 emissions categories reported by Woodside2 SPA, SPAs Sale and purchase agreement, sale and purchase agreements Starting base The 2025 and 2030 net equity Scope 1 and 2 GHG emissions reduction targets are relative to a starting base which is representative of the gross annual average equity Scope 1 and 2 GHG emissions over 2016–2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. The starting base has been adjusted for the merger between Woodside and BHP Group’s Petroleum business (completed on 1 June 2022) which increased the starting base from 3.59 Mt CO₂-e to 6.32 Mt CO₂-e and for the divestment of the Greater Angostura assets (completed on 11 July 2025) which subsequently reduced it from 6.32 Mt CO₂-e to 6.27 Mt CO₂ e for 2025. From 1 January 2026, the starting base was further reduced to 6.22 Mt CO₂-e to reflect the full-year effect of the divestment of the Greater Angostura assets SURF Subsea, umbilicals, risers and flowlines World Energy Outlook 2024. https://www.iea.org/reports/world-energy-outlook-2024 World Resources Institute and World Business Council for Sustainable Development, 2004. “GHG Protocol: a corporate accounting and reporting standard” https://ghgprotocol.org/corporate-standard Sustainability (including sustainable and sustainably) References to sustainability (including sustainable and sustainably) are used with reference to Woodside’s Sustainability Committee and sustainability related Board policies, as well as in the context of Woodside’s aim to ensure its business is sustainable from a long-term perspective, considering a range of factors including economic (including being able to sustain our business in the long term by being low cost and profitable), environmental (including considering our environmental impact), social (including supporting our licence to operate), and regulatory (including ongoing compliance with relevant legal obligations). Use of the terms ‘sustainability’, ‘sustainable’ and ‘sustainably’ is not intended to imply that Woodside will have no adverse impact on the economy, environment, or society, or that Woodside will achieve any particular economic, environmental, or social outcomes t tonnes Target Woodside uses this term to describe an intention to seek the achievement of an outcome, where Woodside considers that it has developed a suitably defined plan or pathway to achieve that outcome Tcf Trillion cubic feet Tier 1 process safety event A typical Tier 1 process safety event is loss of containment of hydrocarbons greater than 500 kg (in any one-hour period) Tier 2 process safety event A typical Tier 2 process safety event is loss of containment of hydrocarbons greater than 50 kg but less than 500 kg (in any one-hour period) TJ/day Terajoules per day TTF Title transfer facility Underlying NPAT Net profit after tax from the Group’s operations excluding any exceptional items Unit production cost or UPC Production costs excluding feed gas, services and processing costs ($ million) divided by reserves production volume (MMboe) US, USA United States of America USD US dollars Woodside Woodside Energy Group Ltd ACN 004 898 962 or its applicable subsidiaries Other cash cost margin Other cash costs include feed gas, services and processing costs; royalties, excise and levies; insurance; inventory movement; shipping and direct sales costs; trading costs; and other hydrocarbon costs. Excludes the marketing segment. Other cash cost margin % is calculated as other cash costs divided by revenue from sale of products (excluding marketing segment) PJ Petajoules Production cost margin Production cost margin % is calculated as production costs divided by revenue from sale of products. Excludes the marketing segment PRRT Petroleum resource rent tax Primary energy consumption The total energy consumption of a country, encompassing the energy used by the energy sector itself, energy transformation and distribution losses, and final consumption by end-users Renewables Unless otherwise specified, renewables Include modern bioenergy, geothermal, hydropower, solar photovoltaics, concentrating solar power, wind, marine (tide and wave) energy, and renewable waste1 Return on equity Annualised net profit after tax attributable to equity holder of the parent divided by equity attributable to equity holders of the parent Return on average capital employed or ROACE Profit before tax and net finance costs divided by total average non-current liabilities and equity RFSU Ready for start-up Scope 1 greenhouse gas emissions Direct greenhouse gas emissions. These occur from sources that are owned or controlled by the company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc., emissions from chemical production in owned or controlled process equipment. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian national Greenhouse and Energy Reporting (nGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist2